Exhibit (c)(ii)

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[Merrill Lynch logo]

[Exco logo]

Material Prepared for:

The Special Committee of the Board of Directors

Regarding

EXCO Resources

March 10, 2003

[Merrill Lynch Logo]

Global Markets & Investment Banking Group

Agenda

Agenda

•       Review proposed offer.

•       Background

•       Summary of marketing process

•       Principal terms of current proposal

•       EXCO Resources valuation.

•       Next steps and timing.

Background

Background

•                    On August 6, 2002, Douglas H. Miller, the Chairman and Chief Executive Officer of EXCO Resources, Inc. (“EXCO” or the “Company”), submitted a proposal to buy all of the outstanding common stock of the Company that Mr. Miller did not own for $17.00 per share in cash. Additionally, Mr. Miller’s proposal included the purchase of all of the Company’s outstanding 5% convertible preferred stock that Mr. Miller did not own for a price between $17.00 and $18.05 per share in cash, depending upon the closing date of the transaction

Closing Date Range	Proposed Offer Price Per Share of Preferred Stock
Before 9/30/02	$18.0500
09/30/02 - 12/30/02	17.7875
12/31/02 - 03/30/03	17.5250
03/31/03 - 06/29/03	17.2625
After 06/29/03(1)	17.0000

•                    As of July 31, 2002 there were 7,015,317 common shares outstanding and 5,004,869 preferred shares outstanding

•                    Mr. Miller’s proposal implied an equity value of approximately $222 million and an enterprise value of approximately $303 million for EXCO (in each case assuming $17.7875 per convertible preferred share)

•                    On August 15, 2002, EXCO announced the establishment of the Special Committee comprised of J. Michael Muckleroy and Stephen F. Smith to consider Mr. Miller’s proposed offer as well as to consider proposals from other parties.

•                    On September 4, 2002, the Special Committee engaged Merrill Lynch & Co. (“Merrill Lynch”) as its financial advisor.

(1)       Each share of convertible preferred stock mandatorily converts to one share of common stock on June 30, 2003.

Summary of Marketing Process

Summary of Marketing Process

•                    Merrill Lynch contacted a broad universe of potential buyers for EXCO (outside of Doug Miller and his investor group (collectively, the “Miller Group”)), during September through December 2002:

•                    23 companies contacted after initial screening

•                    Initial non-confidential presentation made to 22 companies “face-to-face” or via conference call

•                    Confidential information memos and ARIES databases sent to five companies

•                    Data room conducted for two companies

•                    No final bids received other than from the Miller Group

•                    On December 27, 2002, the Miller Group increased its offer to $18.00 for each share of common stock and $18.525 to $18.00 for each share of convertible preferred stock, depending upon the date of closing, in each case that it did not own.

Principal Terms of Current Proposal

Principal Terms of Current Proposal

Term
Offer Price:	$18. 00 per EXCO common share $18. 2625 to $18.00 per EXCO 5% convertible preferred share, depending upon date of transaction closing

Transaction Structure:	100% cash merger

Tax Treatment:	Taxable to EXCO’s common stockholders and convertible preferred stockholders who receive cash in merger

No Shop Provision:	Company will agree not to “shop” the Company, subject to customary exceptions for certain Superior Proposals required to meet fiduciary duties of directors

Termination Fee:	$8.5 million under most circumstances

EXCO Resources Valuation

Summary Valuation Results

[BAR CHART]

Offer Price: $18.00(1)

(1)       Offer price for each share of common stock and 5% convertible preferred stock, excluding payment of amounts related to unpaid dividends on the preferred stock.

Key Assumptions and Inputs

•                    Production, operating costs and capital expenditures for proven reserves based upon historical data

•                    Commodity price assumptions for proven reserves were based upon management provided forward strip prices and are summarized below.

	2003	2004	2005	2006	2007
Oil ($/ Bbl)	$27.75	$23.75	$23.50	$24. 21	$24.93
Gas ($/ Mcfe)	4.80	4.40	4.00	4.20	4.41

•       As of 2/4/2003, the Company had the following hedges in place:

	2003E Production		2004E Production
	Oil	Natural Gas	Oil	Natural Gas
Percent Hedged	62%	67%	47%	46%
Weighted-Average Price	$24.03	$4.00	$24.23	$4.40

•                    Additional opportunities beyond the proven reserves based upon discussions with the Company.

•       Flat pricing of $22.00 per barrel of oil and $3.80 per Mcfe of natural gas

•                    Exchange rate of 1.54 Canadian dollars per 1.00 United States dollars.

Projected Production Profile

[CHART]

Free Cash Flow(1) by Reserve Class and Overall Capital Expenditures

[CHART]

(1)  Free cash flow defined as pre-tax operating cash flow less capital expenditures.

Historical and Projected Financials
(dollars in millions)

	2001	2002E	2003E	2004E	2005E	2006E

Oil & Gas Revenues	$61.2	$66.5	$110.0	$120.2	$105.0	$96.7
Operating Expenses
Oil & Gas Production	23.9	28.6	26.2	27.1	26.1	25.2
General and Administrative	4.8	9.2	14.9	12.9	12.0	11.0
EBITDE	32.5	28.8	68.9	80.2	66.9	60.6
DD&A	14.2	19.0	21.5	24.2	22.6	19.9
EBIT	18.3	9.8	47.4	56.0	44.2	40.7
Interest	3.1	3.4	5.2	3.6	1.4	0.2
Other Expenses/(Income)(2)	54.5	11.1	0.8	0.2	(0.1)	(0.5)
Pre-tax Earnings	(39.4)	(4.8)	41.4	52.2	42.9	40.9
Income Taxes	(0.1)	(5.3)	15.4	18.6	15.9	16.2
Net Income	$(39.3)	$0.6	$26.0	$33.5	$27.0	$24.7

Discretionary Cash Flow:(3)
Net Income	$(39.3)	$0.6	$26.0	$33.5	$27.0	$24.7
Plus:
DD&A	14.2	19.0	22.3	24.5	22.6	19.9
Deferred Taxes	(1.2)	(5.8)	4.2	1.8	0.8	0.1
Other(2)	56.4	12.2	0.0	0.0	0.0	0.0
Discretionary Cash Flow	$30.0	$26.0	$52.6	$59.8	$50.4	$44.8

(1)       Projections provided by management.

(2)       Other items include:  Impairments and writedowns, FAS 133 losses, losses due to Enron bankruptcy and one-time gains and losses.

(3)       Cash flow from operations excludes changes in working capital.

After-tax NAV Analysis

(dollars and shares in millions, expect per share values)

	After-tax Unlevered Return
	10%		8%
U.S. Proved Reserves	$154.8		$173.2
Canadian Proved Reserves	115.5		126.6
Total Proved	270.3		299.7

U.S. Probable Reserves(1)	$11.7		$13.2
Canadian Probable Reserves(1)	7.3		8.7
Total Probable Reserves	19.0		21.9
Total Reserve Value	$289.3		$321.6

Less Net Debt	(102.5)		(102.5)
Plus/(Less) MTM Hedge Value(2)	(6.0)		(6.1)
Plus/(Less) Working Capital(3)	6.3		6.3
Net Asset Value	$187.1		$219.3

Plus Options Proceeds	20.6		20.6
Adjusted Net Asset Value	$207.7		$239.9

Diluted Shares Outstanding(4)	14.0		14.0

Net Asset Value Per Share	$14.87	-	$17.17

(1)       Probable reserve values have been risked by 50%.

(2)       Includes hedges as of February 4, 2003 valued at expected equivalent commodity prices.

(3)       Excludes cash and hedge value on balance sheet as of December 31, 2002.

(4)       Includes all outstanding common and preferred shares and outstanding options.

After-tax NAV Analysis(1)

(dollars in millions, except per share values)

[CHART]

	Discount Rate

	0%	2%	4%	6%	8%	10%	12%	14%	16%	18%	20%	22%	24%	26%	28%	30%
PDP	$385	$320	$275	$242	$217	$198	$182	$168	$157	$148	$139	$132	$125	$120	$114	$110
PDNP/PBP	80	64	53	46	40	35	32	29	26	24	22	20	19	18	17	16
PUD	86	70	58	49	43	38	33	29	26	24	21	19	17	15	14	13
Total Proved	551	454	386	337	300	270	246	227	210	195	183	171	162	153	145	138
Probables(2)	43	35	30	25	22	19	17	14	13	11	10	9	8	7	6	5
MTM Hedge Value	(7)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(6)	(5)	(5)	(5)	(5)	(5)	(5)
Total	$594	$489	$416	$362	$322	$289	$263	$241	$222	$206	$192	$180	$169	$159	$151	$143

(1)       Assumes 37% combined federal and state tax rate for US operations and 43% combined federal and provincial tax rate for Canadian operations.

(2)       Probable reserve values have been risked by 50%.

Comparable Corporate Acquisitions - Selected North American E&P Acquisitions less than $1 Billion

(dollars in millions, except per unit data)

Date Announced	Buyers	Sellers	Equity Value	Transaction Value	LTM EBITDA		Value per Reserves ($/Mcfe)	Daily Production ($/Mcfe/d)	R/P Ratio
01/18/01	Ocean Energy	Texoil	$108	$125	4.8	x	$0.83	$3,808	12.5
01/18/01	Alberta Energy	Ballard	225	225	N.A.		1.63	8,048	13.5
01/25/01	Bellwether Exploration	Bargo Energy	198	240	N.A.		0.62	3,344	14.7
03/30/01	Pure Resources	Hallwood	145	215	5.5		0.91	3,391	10.2
06/09/01	Westport Resources	Belco Oil & Gas	332	850	8.6		1.17	5,077	11.9
10/22/01	Comstock Resources	DevX Energy	99	132	3.7		0.96	4,340	12.4
12/18/01	Magnum Hunter	Prize Energy	303	547	4.6		0.82	4,434	14.9
08/21/02	Unocal	Pure	392	594	5.8		1.16	4,537	10.8
09/30/02	Anadarko	Howell	210	278	5.8		1.02	4,636	12.5

		Mean	$217	$341	6.2x		$1.10	$4,962	12.5
		Median	204	232	5.6		0.99	4,485	12.4

Comparable Acquisition Analysis

(dollars in millions, except per share values)

	Valuation Measure	Relevant Range			Relevant Enterprise Value

Proved Reserves (Bcfe)(1)	370.6	$0.85	-	$0.95	$315.0	-	$352.1
Daily Production (Mmcfe/d)(2)	70.9	$4,500	-	$5,000	318.9	-	354.3

	Relevant Enterprise Value Range				$320.0	-	$350.0

	Less: Net Debt(3)				$102.5

	Relevant Equity Value Range(4)				$217.5	-	$247.5

	Implied Equity Value per Share				$17.05	-	$19.20

(1)  Proved reserves as of December 31, 2002.

(2)  Production as of January 2003.

(3)  Estimated as of December 31, 2002.

(4)  Based upon fully-diluted shares.

Comparable Merger Premiums - North American E&P Acquisitions less than $1 Billion

(dollars in millions)

					Purchase Premium
Date Announced	Buyers	Sellers	Equity Value	Transaction Value	1-Day Prior	10-Day Avg.	30-Day Avg.	R/P Ratio

01/18/2001	Ocean Energy	Texoil	$108	$125	9.1%	9.1%	14.8%	12.5
01/18/2001	Alberta Energy	Ballard	225	225	N.A.	N.A.	N.A.	13.5
01/18/2001	Anderson Exploration	Numac Energy	525	652	N.A.	22.1	29.8	7.3
01/25/2001	Bellwether Exploration	Bargo Energy	198	240	N.A.	19.5	36.1	14.7
03/28/2001	Vintage Petroleum	Genesis Exploration	450	579	21.7	28.0	28.0	8.5
03/30/2001	Pure Resources	Hallwood	145	215	38.4	28.5	29.0	10.2
04/10/2001	Talisman Energy	Petromet Resources	440	496	26.0	27.5	38.9	8.7
05/04/2001	NCE Petrofund	Magin Energy	139	139	10.6	13.1	18.8	7.2
05/25/2001	Northrock Resources	Tethys Energy	82	103	N.A.	(5.0)	2.7	7.2
06/04/2001	Samson Canada, Ltd.	Courage Energy	85	109	5.7	7.4	14.5	5.4
06/05/2001	Denbury Resources	Matrix Oil & Gas	94	159	N.A.	N.A.	N.A.	5.5
06/09/2001	Westport Resources	Belco Oil & Gas	332	850	N.A.	1.1	7.1	11.9
06/14/2001	El Paso Corp.	Velvet Exploration	215	275	17.4	18.7	29.5	5.1
06/21/2001	Cabot Oil & Gas	Cody Energy	230	230	N.A.	N.A.	N.A.	9.1
10/22/2001	Comstock Resources	DevX Energy	99	132	40.8	34.0	31.2	12.4
12/18/2001	Magnum Hunter	Prize Energy	303	547	32.6	35.8	39.0	14.9
02/25/2002	Helmerich and Payne	Key Production	219	253	N.A.	N.A.	N.A.	5.7
05/12/2002	Paramount Resources	Summit Resources	152	200	19.2	31.7	37.4	6.0
08/13/2002	Provident Energy Trust	Meota Resources	170	210	18.3	27.0	21.8	6.1
08/21/2002	Unocal	Pure	392	594	27.0	24.4	22.9	10.8
09/30/2002	Anadarko	Howell	210	278	53.1	46.5	48.7	12.5
11/29/2002	Acclaim Energy Trust	Elk Point Energy	69	118	6.6	9.8	13.7	8.9
12/19/2002	Viking Energy Trust	Key West Energy	155	206	3.4	12.2	17.8	11.9
02/03/2003	Plains E&P	3TEC Energy	317	431	18.2	24.0	21.6	9.7

		Mean	$223	$307	21.7%	20.8%	25.2%	9.4
		Median	204	227	18.7	23.1	25.4	9.0

Merger Premium Analysis

	EXCO Stock Price(1)	Relevant Merger Premium Range			Implied Per Share Value

1 Day Prior	$14.90	20%	-	25%	$17.88	-	$18.63
10 Days Prior Average	14.76	20%	-	25%	17.71	-	18.45
30 Days Prior Average	14.81	23%	-	28%	18.22	-	18.96

	Relevant Equity Value per Share				$17.50	-	$18.50

(1)  Prior to initial proposal on August 6, 2002.

Micro-Cap Exploration and Production Comparable Company Trading Analysis(1)

(dollars in millions, except per share values)

Company	Price as of 03/06/2003	Equity Value	Enterprise Value	Equity Value to:				Enterprise Value to:					R/P Ratio
				CFFO				EBITDE				Pvd. Res. $/Mcfe(2)
				2002E		2003E		2002E		2003E

ATP Oil & Gas	$4.90	$99.5	$182.3	1.9	x	1.5	x	3.1	x	2.5	x	$0.79	8.7

Comstock Resources	10.45	301.3	687.8	4.8		2.8		4.9		3.3		1.12	14.9

Encore Acquisitions	18.05	547.5	711.0	6.0		6.0		6.4		6.3		0.92	17.3

Nuevo Energy	12.40	237.8	700.2	2.1		2.6		4.8		5.4		0.47	14.0

Magnum Hunter	5.78	395.7	1,062.9	3.0		2.9		6.3		5.8		1.27	11.8

Swift Energy	9.12	248.0	575.0	3.0		2.0		5.2		4.8		0.77	15.0

			Mean	3.5	x	3.0	x	5.1	x	4.7	x	$0.89	13.6

			Median	3.0		2.7		5.0		5.1		0.86	14.5

(1)  Estimates based on Wall Street research.

(2)  Reserves and production based on year end press releases.

Comparable Company Trading Analysis

(dollars in millions, except per share values)

	Valuation Measure	Relevant Range					Relevant Enterprise Value

2003E EBITDE	$68.9	4.	5x	-	5.	0x	$310.1	-	$344.5
2003E CFFO	52.6	4.	0	-	4.	5	313.0	-	339.3
Proved Reserves (Bcfe)(1)	370.6	$0.	85	-	$0.	90	315.0	-	333.6

	Relevant Enterprise Value Range						$310.0	-	$340.0

	Less: Net Debt(2)						$102.5

	Relevant Equity Value Range						$207.5	-	$237.5

	Implied Equity Value per Share						$16.33	-	$18.48

(1)  Proved reserves as of December 31, 2002.

(2)  Estimated as of December 31, 2002.

Summary Valuation Results

[BAR CHART]

Offer Price: $18.00(1)

(1)       Offer price for each share of common stock and 5% convertible preferred stock, excluding payment of amounts related to unpaid dividends on the preferred stock.

Next Steps and Timing

Next Steps and Projected Timing

Event	Timing

• Special Committee of Board meeting to approve transaction	March 10

• Execution of Merger Agreement	March 11

• File Proxy Statement/Schedule 13e-3	March 12

• File Hart-Scott-Rodino (if applicable)	Week of March 10

• Proxy Effective; Mail Proxies	April

• Special Stockholder Meeting	May/June

• Close Merger	May/June